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                          March 19, 2024

       Wallace D. Ruiz
       Chief Financial Officer
       Inuvo, Inc.
       500 President Clinton Boulevard
       Suite 300
       Little Rock, AR 72201

                                                        Re: Inuvo, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 13,
2024
                                                            File No. 333-277878

       Dear Wallace D. Ruiz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jeremy D. Siegfried